EXHIBIT 99.1

Caledonia Mining Corporation Plc: Director/PDMR Shareholding Notification

ST HELIER, Jersey, Dec. 23, 2025 (GLOBE NEWSWIRE) -- Caledonia Mining Corporation Plc ("Caledonia" or "the Company") (NYSE AMERICAN: CMCL; AIM: CMCL; VFEX: CMCL) announces that it received notification on December 22, 2025 from Mr Victor Gapare, an executive director of Caledonia and the settlor of a discretionary trust which ultimately owns the shares in Toziyana Resources Limited, the largest shareholder in the Company, (“Toziyana”) that Toziyana purchased 7,457 common shares in the Company on December 22, 2025 at a price of $26.83 per share (the “Purchase”).

Following the Purchase, Mr Victor Gapare now holds an interest, as the settlor of that trust, in common shares representing 12.66 per cent. of the Company’s issued share capital.

A copy of the notification is below.

Enquiries:

Caledonia Mining Corporation Plc Mark Learmonth Camilla Horsfall	Tel: +44 1534 679 800 Tel: +44 7817 841 793
Cavendish Capital Markets Limited (Nomad and Broker) Adrian Hadden	Tel: +44 207 397 1965
Camarco, Financial PR (UK) Gordon Poole Elfie Kent	Tel: +44 20 3757 4980
Curate Public Relations (Zimbabwe) Debra Tatenda	Tel: +263 77802131
IH Securities (Private) Limited (VFEX Sponsor - Zimbabwe) Lloyd Mlotshwa	Tel: +263 (242) 745 119/33/39

NOTIFICATION AND PUBLIC DISCLOSURE OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES AND PERSONS CLOSELY ASSOCIATED WITH THEM

1	Details of the person discharging managerial responsibilities/person closely associated
a)	Name	Victor Gapare
2	Reason for the notification
a)	Position/status	Executive Director
b)	Initial notification/ Amendment	Initial notification
3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Caledonia Mining Corporation Plc
b)	LEI	21380093ZBI4BFM75Y51
4	Detailsof the transaction(s): section to be repeated for (i) each typeof instrument;(ii) each type of transaction; (iii) each date; and (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument Identification code	Common shares of no par value JE00BF0XVB15
b)	Nature of the transaction	Purchase of securities
c)	Price(s) and volume(s)	Price(s)	Volume(s)
		US$26.83	7,457

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	December 22, 2025
f)	Place of the transaction	NYSE American LLC